Exhibit 12.1

American Honda Finance Corporation and Subsidiaries

Calculation of Ratio of Earnings to Fixed Charges

(U.S. dollars in millions)

	Years ended March 31,
	2014	2013	2012
Earnings
Consolidated income before provision for income taxes	$1,445	$1,652	$1,990
Fixed Charges	641	810	851
Earnings	$2,086	$2,462	$2,841
Fixed Charges
Interest expense	$637	$806	$847
Interest portion of rental expense (1)	4	4	4
Total fixed charges	$641	$810	$851
Ratio of earnings to fixed charges	3.25x	3.04x	3.34x

(1)	One-third of all rental expense is deemed to be interest.